SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on November 3, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 3, 2008	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE
CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2009 SECOND QUARTER RESULTS

-- Profit Climbs 20.5 Percent For Quarter; Sales Up Eight Percent --

HONG KONG — November 3, 2008 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its second fiscal quarter ended September 30, 2008, reflecting increased profitability, sales and improved efficiency in its manufacturing process.
Net income for the 2009 fiscal second quarter climbed 20.5 percent to $100,000, or $0.03 per diluted share, from $83,000, or $0.02 per diluted share, a year earlier. Net sales for same period climbed 8.1 percent to $9.5 million from $8.8 million a year ago.
Net income for the first six months of fiscal 2009 increased 16.9 percent to $387,000, or $0.10 per diluted share, from $331,000, or $0.09 per diluted share, a year earlier. Net sales for the same period increased 6.4 percent to $18.9 million from $17.7 million a year ago, supported particularly from sales contributions from European customers. Metal, mechanical and electronic OEM sales for the six months represented approximately $18.2 million, or 96.3 percent of the company’s total net sales -- highlighting the company’s continuing transition away from its non-core businesses to more profitable original equipment manufacturing operations.
“Results for the fiscal 2009 second quarter highlight continued success in controlling costs and leveraging the company’s broad range of manufacturing capabilities -- utilizing metal, plastic and electric components and integration production to attract leading OEM customers,” said Roland Kohl, president and chief executive officer.
Gross profit for the quarter increased 10.1 percent to $1.82 million from $1.65 million last year -- reflecting the benefits of OEM sales initiatives and enhancements to its manufacturing process. During the prior fiscal year, the company invested approximately $1.5 million in new equipment and machinery. Gross profit as a percentage of sales was 19.1 percent compared with 18.8 percent in the same period a year ago. Kohl noted that gross profit benefited from price increases and the benefits of higher manufacturing efficiencies.

Highway Holdings Ltd.
2-2-2

He further noted that the company’s recently acquired Golden Bright plastic molding operation is still experiencing some operating inefficiencies, which impacted the company’s profitability for the quarter. Management is focused on improving these operations through enhancements such as additional utilization of automated equipment in its production process in order to further reduce manufacturing costs, as well as greater integration of Goldenbright’s administrative functions into its main operation. In addition, the company is focused on increasing utilization of machine capacity through higher volume component sales from its existing customer base.
Selling, general and administrative expenses decreased by $151,000 for the 2009 fiscal second quarter and $76,000 for the six-month period. The decrease in selling, general and administrative expenses was the result of increased sales turnover, as well as ongoing streamlining of its administrative operations. As a result of increased sales, improved operating margins and decreased selling, general and administrative expenses, the company’s operating income increased by 111 percent to $704,000 in the first six months of the current fiscal year from $333,000 in the same period a year ago. The increase in operating income was, however, offset by a $205,000 currency exchange loss during the six months ended September 30, 2008. During the same six-month period last year, the company realized a currency exchange gain of $82,000. The currency losses resulted from the recent decrease in the value of the euro compared to the U.S. dollar and to the increased value of the Chinese renminbi. As the company’s sales to Europe increases, its exposure to future currency rate fluctuations will increase. The company does not engage in currency hedging transactions. The company does, however, adjust its currency exchange rate with most of its customers on a three-month basis.
Kohl noted the company’s balance sheet remains strong. The total shareholders’ equity at September 30, 2008 was $10.81 million compared with $10.39 million at 2008 fiscal year end. The company’s current ratio was 1.86:1 at September 30, 2008.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2008	2007	2008	2007

Net sales	$9,507	$8,796	$18,854	$17,728
Cost of sales	7,690	7,145	15,092	14,261
Gross profit	1,817	1,651	3,762	3,467
Selling, general and administrative expenses	1,445	1,596	3,058	3,134
Operating income	372	55	704	333

Non-operating items
Interest expenses	(48)	(63)	(88)	(122)
Exchange gain (loss), net	(197)	74	(205)	82
Interest income	9	17	20	50
Other income	4	0	19	7
Total non-operating income (expenses)	(232)	28	(254)	17

Net income before income tax and minority interests	140	83	450	350
Income taxes	38	0	77	19
Income before minority interests	102	83	373	331
Minority Interests	(2)	0	14	0
Net income	$100	$83	$387	$331

Earnings per share - basic	$0.03	$0.02	$0.10	$0.09
Weighted average number of shares - basic	3,734	3,785	3,734	3,785

Earnings per share - diluted	$0.03	$0.02	$0.10	$0.09
Weighted average number of shares - diluted	3,734	3,817	3,734	3,817

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet
(In thousands, except per share data)
	Sep 30	March 31
	2008	2008
Current assets:
Cash and cash equivalents	$4,292	$3,889
Restricted cash	1,671	1,671
Accounts receivable, net of doubtful accounts	4,920	4,766
Inventories	6,408	5,775
Prepaid expenses and other current assets	826	689
Total current assets	18,117	16,790

Property, plant and equipment, (net)	3,142	3,646
Investment in affiliates	2	2
Intangible assets, (net)	43	52
Total assets	21,304	20,490

Current liabilities:
Accounts payable	$2,882	$3,757
Short-term borrowing	3,877	2,214
Current portion of long-term debt	270	311
Accrued mould charges	92	260
Accrual payroll and employee benefits	864	988
Other liabilities and accrued expenses	1,776	1,704
Total current liabilities	9,761	9,234
Long-term debt - net of current portion	408	522
Deferred income taxes	189	189
Total liabilities	10,358	9,945

Minority Interest	137	151

Shareholders' equity:
Common shares, $0.01 par value, authorized 20,000,000 shares
3,819,900 shares as of March 31, 2008 and 3,720,520 shares
as of September 30, 2008, respectively, issued and outstanding	38	38
Additional paid-in capital	11,049	11,562
Retained earnings (Accumulated Deficit)	(232)	(614)
Accumulated other comprehensive loss	7	(26)
Treasury shares, at cost - 166,334 shares as of March 31, 2008; 37,800 shares as of September 30, 2008	(53)	(566)
Total shareholders' equity	10,809	10,394

Total liabilities and shareholders' equity	21,304	20,490